SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Sotheby's

(Name of Issuer - as specified in its charter)

Common Stock

(Title of Class of Securities)
835898107

(CUSIP Number)
Yeung Ying Kit
c/o Taikang Asset Management (Hong Kong) Limited
RM 4911-4913, 49/F The Center
 99 Queen's Road Central, Sheng Wan
Hong Kong (SAR), People's Republic of China
852-39755100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [  ].
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Taikang Insurance Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	[ ] (a)	☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,939,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,939,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,939,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.99%
14	TYPE OF REPORTING PERSON IC

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2016, as amended by Amendment No. 1 thereto filed on September 12, 2016, with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Sotheby’s (the “Issuer”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and superseded with the following:
The Reporting Person has acquired the Shares for investment purposes based on a positive view of the Issuer's business prospects. Based on this view, personnel of the Reporting Person have expressed to members of the Issuer's Board of Directors (the “Board”) and management support for the Issuer's broader strategic initiatives, and on November 4, 2016, the Reporting Person entered into a support agreement with the Issuer (the “Support Agreement”).
Under the Support Agreement, for the three years after the date of the Support Agreement, the Reporting Person will be subject to a standstill that will restrict the Reporting Person from acquiring beneficial ownership of Shares of the Issuer, if such acquisition results in the Reporting Person beneficially owning 15.00% or more of the Issuer’s Shares, or a higher amount if permitted by the Board. However, the terms of the Support Agreement permit the Reporting Person to exceed the beneficial ownership threshold under the following circumstances: (i) if the Reporting Person exceeds the threshold solely as a result of the Issuer engaging in share repurchases; (ii) if the Reporting Person makes a “qualifying offer” for all outstanding shares at the same per-share price conditioned upon acceptance by a majority of shareholders; and (iii) if another shareholder acquires beneficial ownership of more than 15.00% of the Issuer’s Shares (x) absent approval of the Board, in which case the Reporting Person may acquire the minimum amount necessary such that the Reporting Person’s beneficial ownership exceeds that of the other shareholder, or (y) in a new issuance or other Board approved transaction, in which case the Reporting Person may acquire beneficial ownership of 15.00% of the Issuer’s Shares. Under the Support Agreement, the Reporting Person also agrees to vote its Shares in the election of directors in accordance with the Board’s recommendations, to not engage in a proxy contest, initiate a lawsuit, or dispose of shares to a third party if such third party (or group affiliated with such third party) has (or would have as a result of the sale) an ownership interest in the Issuer of 5.00% or more in the aggregate.
In addition, in accordance with the Support Agreement, the Issuer has appointed Linus W. L. Cheung to the Board as an independent director, and has agreed to nominate Mr. Cheung for election to the Board at the 2017 Annual Meeting on the Issuer’s slate of director nominees. Further, the Issuer and Reporting Person will identify a mutually acceptable qualified independent director to replace Mr. Cheung should he become unable to serve as a director. The Support Agreement is to remain in effect for three years from the date of the Support Agreement, unless the Issuer and Reporting Person agree otherwise.
The Reporting Person will continue to analyze its investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Person reserves the right to engage in future discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor its investment and consider alternatives for growth and exploration of commercial opportunities. However, under the terms of the Support Agreement described above, the Reporting Person may not engage in a proxy contest, or acquire beneficial ownership of securities of the Issuer such that it beneficially owns 15.00% or more of the Issuer’s common stock (unless permitted by the Board, subject to certain exceptions described above).

Although the Reporting Person has no specific plan or proposal to dispose of Shares, the Reporting Person may also, at any time or from time to time, dispose of or distribute some or all of its Shares, depending on various factors, including but not limited to the price of Shares, prevailing market conditions, results, business, operations and prospects, other investment opportunities, and the Reporting Person's own liquidity, diversification and investment considerations. However, as a condition of the Support Agreement, the Reporting Person will not dispose of shares to a third party if such third party (or group affiliated with such third party) has (or would have as a result of the sale) an ownership interest in the Issuer of 5.00% or more.
Depending upon such discussions and consideration of strategic alternatives, and subject to the limitations imposed by the Support Agreement, the Reporting Person could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Person in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Person further reserves the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice, subject to the limitations of the Support Agreement.
A copy of the Support Agreement and the press release regarding the appointment of Mr. Cheung to the Board (the “Press Release”) issued by the Issuer on November 7, 2016 are attached hereto as Exhibits D and E, respectively,  and incorporated by reference herein. The description of the Support Agreement contained herein is qualified in its entirety by reference to the full text of the Support Agreement.
Item 5.    Interest in Securities of the Issuer.
Item 5 is hereby amended and superseded with the following:

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 52,967,115 Shares outstanding. As of November 11, 2016, the Reporting Person may be deemed to beneficially own 7,939,661 Shares, which represents 14.99% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Person are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

Taikang Insurance Group, Inc.:
7,939,661	Sole Voting and Sole Dispositive Power	14.99%

TRANSACTIONS
Information regarding transactions in the Shares that have been effected by the Reporting Person during the last sixty days are set forth in Exhibit F which is attached hereto.
Item 6.            Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
Item 6 is hereby amended and superseded with the following:
The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.    Materials Filed as Exhibits.
Item 7 is hereby amended and superseded with the following:
The following exhibits are attached hereto or incorporated herein by reference, as applicable:
Exhibit A -
Executive Officers and Control Persons of the Reporting Person – incorporated by reference to Exhibit A included with the Reporting Person’s initial Statement on Schedule 13D as filed on July 27, 2016.

Exhibit B -
Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person – incorporated by reference to Exhibit B included with the Reporting Person’s initial Statement on Schedule 13D as filed on July 27, 2016.

Exhibit C -
Letter of Agreement between Taikang Insurance Group, Inc. and Sotheby’s – incorporated by reference to Exhibit C included with the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D as filed on September 12, 2016.

Exhibit D -	Support Agreement, dated November 4, 2016, by and between Sotheby’s and Taikang Insurance Group
Exhibit E - Exhibit F -	Press Release of Sotheby’s dated November 7, 2016, announcing the appointment of Linus Cheung to the Board Transactions in Securities of the Issuer during the Past Sixty Days by the Reporting Person

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 2 to the Statement on Schedule 13D.

Taikang Insurance Group, Inc.

Date: November 11, 2016	By: /s/ Yeung Ying Kit
Name: YEUNG YING KIT
Title: Senior Compliance Officer

EXHIBIT D

SUPPORT AGREEMENT, DATED NOVEMBER 4, 2016, BY AND BETWEEN SOTHEBY’S AND TAIKANG INSURANCE GROUP

SUPPORT AGREEMENT
This Support Agreement, dated November 4, 2016 (this “Agreement”), is by and among Taikang Insurance Group (“Taikang”) and Sotheby’s (the “Company”).
RECITALS
WHEREAS, Taikang and certain of its affiliates are deemed to beneficially own shares of common stock of the Company, par value $0.01 (the “Common Stock”) totaling, in the aggregate, 7,918,661 shares, or approximately 14.95014%, of the Common Stock issued and outstanding on the date hereof;
WHEREAS, each of the Company and Taikang has determined that it is in its best interests to come to an agreement with respect to certain matters, as provided in this Agreement.
NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.	Board Matters.
1.	The Company and Taikang agree as follows:
1.
From time to time and subject to applicable law and the execution by Taikang of a customary confidentiality agreement (including customary restrictions on trading in securities of the Company while in the possession of material non-public information concerning the Company), Taikang may invite the management and directors of the Company to meet with Taikang to discuss the Company's business and potential opportunities for Taikang to provide advice and assistance to the Company;

2.
The Board of Directors of the Company (the “Board”) shall take all action necessary to appoint Linus Cheung (the “New Independent Director”) to the Board effective contemporaneously with the execution of this Agreement;

3.	the Company’s slate of nominees for election as directors of the Company at the Company’s 2017 Annual Meeting (the “2017 Annual Meeting”) shall include the New Independent Director;

4.
the Company will use its reasonable best efforts to cause the election of the New Independent Director to the Board at the 2017 Annual Meeting (including recommending that the Company’s shareholders vote in favor of the election of the New Independent Director (along with all other Company nominees) and otherwise supporting him for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate);

5.
should the New Independent Director resign from the Board or be rendered unable to, or refuse to, be appointed to, or for any other reason fail to serve or not be serving on, the Board (other than in connection with the Company delivering a Notice of Intent Not to Nominate (as hereinafter defined)), the Company and Taikang will use reasonable best efforts to identify a mutually acceptable replacement for the New Independent Director having similar stature and qualifications, and who would constitute an independent director of the Board under the applicable New York Stock Exchange independence rules and who is not otherwise materially affiliated with or related to Taikang or any of its direct or indirect controlling equity holders (a “Replacement”).  Subject to the Replacement, prior to his or her appointment to the Board, providing to the Company a written confirmation of his or her willingness to serve as a director if so appointed or elected, a completed D&O Questionnaire substantially in the Company’s customary form and such other documents as are customarily required from the Company’s other directors, and meeting with representatives of the Nominating and Corporate Governance Committee of the Board in accordance with the practices of the Board and the Nominating and Corporate Governance Committee, the Company shall take all necessary action to appoint the Replacement to the Board as promptly as reasonably practicable. Any Replacement who becomes a Board member in replacement of the New Independent Director shall be deemed thereafter to be the New Independent Director for all purposes under this Agreement; and

6.
for any annual meeting of Company shareholders subsequent to the 2017 Annual Meeting at which the New Independent Director is nominated by the Company and agrees to serve, the Company shall use commercially reasonable efforts to cause the election of the New Independent Director so nominated by the Company (including recommending that the Company’s shareholders vote in favor of the election of the New Independent Director, including the New Independent Director in the Company’s proxy statement for such annual meeting of Company shareholders and otherwise supporting the New Independent Director for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

2.
The Company and Taikang understand and agree that, at all times while serving as a member of the Board, the New Independent Director will be required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees. Compliance with such policies, procedures, processes, codes, rules, standards and guidelines shall be the sole responsibility of the New Independent Director.

2.	Standstill.
1.
Without limiting the Company’s obligations under Section 1, the Company shall promptly notify Taikang in writing of the Board’s decision, if any, not to (i) appoint a Replacement should the New Independent Director resign from the Board or be rendered unable to, or refuse to, be appointed to, or for any other reason fail to serve or not be serving on, the Board (which Notice shall be deemed to have been given if a Replacement has not been appointed 90 days following the date on which a New Independent Director has ceased to serve as a director so long as Taikang has used, throughout such 90 day period, its reasonable best efforts to identify a mutually acceptable Replacement in accordance with Section 1(a)(iv)) or (ii) nominate the New Independent Director for election at any annual meeting of shareholders (which written notice, if any, shall in any event not be delivered any later than 60 days prior to the advance notice deadline for making director nominations at such upcoming annual meeting) (the “Notice of Intent Not to Nominate”).

2.
For purposes of this Agreement, the “Standstill Period” shall mean the period from the date of this Agreement until 12:01 a.m. on the next business day after the earliest to occur of (A) Taikang receives a Notice of Intent Not to Nominate; (B) the third anniversary of the date of this Agreement; and (C) such other date as mutually agreed in writing by the parties.

3.
During the Standstill Period, Taikang shall not, directly or indirectly, and shall cause each of its controlled Affiliates (such controlled Affiliates, collectively with Taikang and individually, the “Taikang Affiliates”) not to, directly or indirectly:

1.
except pursuant to a Qualifying Offer (as defined below), solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, the Voting Securities (as defined below), or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or assist any Third Party (as defined herein) in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

2.
except pursuant to a Qualifying Offer, encourage, advise or influence any other person or assist any Third Party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

3.
except pursuant to a Qualifying Offer, form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities or otherwise support or participate in any effort by a Third Party with respect to the matters set forth in clause (i) herein;

4.
except pursuant to a Qualifying Offer, present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or (except as explicitly permitted by this Agreement with respect to a Replacement or with the Board’s prior approval (which may be given or withheld in the Board’s sole discretion)) propose any nominee for election to the Board or seek representation on the Board;

5.
except pursuant to a Qualifying Offer, other than in (A) a block sale that, to Taikang’s knowledge, will not result in the purchaser and its affiliates (or any “group” with respect to the Voting Securities that includes the purchaser or any of its affiliates) having Beneficial Ownership of more than 4.90% of the Voting Securities or (B)  Rule 144 open market broker sale transactions where the identity of the purchaser is not known or (iii) in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by Taikang to any person or entity not a party to this agreement (a “Third Party”) that would knowingly result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5.00% or more of the shares of Common Stock outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates, has a beneficial or other ownership interest in the aggregate of 5.00% or more of the shares of Common Stock outstanding at such time, except in each case in a transaction approved by the Board; provided, however, that an affiliate of Taikang shall not be deemed to be a Third Party for purposes of this Agreement so long as such affiliate accedes to all of Taikang’s obligations under this Agreement.

6.
except pursuant to a Qualifying Offer, grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or deposit any Voting Securities of the Company in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any annual meeting except as provided in Section 2(d) below, special meeting of stockholders or action by written consent (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

7.
make, or cause to be made, any public statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the Company, its officers or its directors, or who serves on or following the date of this Agreement as an officer or director of the Company: (i) in any document or report filed with or furnished to the SEC or any other governmental agency, (ii) in any press release or other publicly available format, or (iii) to any analyst, journalist or member of the media (including without limitation, in a television, radio, newspaper or magazine interview) (and the Company agrees that this Section 2(c)(viii) shall apply mutatis mutandis to the Company and its directors and officers with respect to Taikang); provided,  however, that neither Taikang, any affiliate of Taikang, the Company and its directors and officers shall not be prohibited from making any statement that on the advice of counsel is required to be made pursuant to applicable law or (x) to respond to any legal or regulatory process or proceeding, (y) to respond to, or participate in discussions with, any supervising regulators, or (z) to give testimony or file any documents required in any legal or regulatory proceeding.

8.
other than (x) litigation by Taikang to enforce the provisions of this Agreement and (y) remaining as a member of a class in connection with any class action litigation initiated by a Third Party without Taikang’s encouragement or support, institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions);

9.
without the prior approval of the Board, separately or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, propose (publicly, privately or to the Company) or participate in, effect or seek to effect, any tender offer or exchange offer, merger, acquisition, reorganization, restructuring, recapitalization or other business combination involving the Company or a material amount of the assets or businesses of the Company (collectively, an “Extraordinary Transaction”) or encourage, initiate or support any other Third Party in any such activity; provided, that Taikang may commence or participate in any tender offer or exchange offer, or a combination thereof, in each such case, that is made for all of the shares of Common Stock outstanding at such time at the same per-share consideration, the consummation of which is conditioned upon acceptance by a majority of the outstanding shares of Common Stock (calculated on a fully diluted basis), so long as the Company and its stockholders receive an irrevocable, legally binding written commitment from Taikang (or the Third Party making the offer) to consummate, as promptly as practicable upon the successful completion of such offer, a second step transaction to acquire at the same per-share consideration actually paid pursuant to the offer, all of the shares of Common Stock not purchased in the offer, subject to any applicable stockholders’ statutory appraisal rights (such an offer, a “Qualifying Offer”). Notwithstanding the foregoing, the Company agrees that Taikang shall not be deemed to be in breach of this Agreement in the event that the New Independent Director receives an unsolicited inquiry regarding a potential transaction proposed by a third party, does not engage in any negotiations or substantive discussions without the prior approval of the Board and promptly apprises the Company’s lead independent director of the foregoing if required by his or her fiduciary duties to the Company;

10.
except pursuant to a Qualifying Offer, purchase or cause to be purchased or otherwise acquire or agree to acquire Beneficial Ownership of any Voting Securities, if in any such case, immediately after the taking of such action, Taikang would, in the aggregate, collectively beneficially own, or have an economic interest in, an amount that would equal or exceed 15.00% of the then outstanding shares of Common Stock, or such higher amount as otherwise approved by the Board in its sole discretion, provided however, that if any Third Party acquires beneficial ownership in a greater percentage of the then outstanding shares of Common Stock:

1.
in a transaction that is not approved by the Board, Taikang may acquire the minimum number of additional shares of Common Stock necessary to result in Taikang’s percentage interest being greater than such Third Party’s percentage interest; or

2.
in a new issuance of Voting Securities to a Third Party that is approved by the Board or other Board approved transaction (in each case where such approval is not granted solely to avoid triggering Taikang’s right under the foregoing subclause (1)), for the avoidance of doubt, Taikang may acquire from Third Parties, privately or in the open market, a number of additional Voting Securities to result in Taikang’s percentage interest being equal to 15.00%.  In the case of a new issuance, the Company may consider in good faith (in the Company’s sole discretion) to offer to Taikang the ability to participate in the new issuance on such terms and conditions as the Company may determine in its sole discretion.

For the avoidance of doubt, this subsection (x) shall not restrict Taikang from Beneficially Owning, directly or indirectly, more than 15.00% of the then outstanding shares of Common Stock (or any higher amount approved by the Board in its sole discretion or pursuant to subclause (x)(1)) following and solely as a result of the reduction in the number of shares of Common Stock outstanding resulting from a share repurchase (or similar transaction) by the Company.

11.	except pursuant to a Qualifying Offer, enter into any negotiations, agreements, arrangements or understandings with any Third Party with respect to the matters set forth in this Section 2; or
12.
except pursuant to a Qualifying Offer, request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would reasonably likely require public disclosure by Taikang or the Company.

As used in this Agreement, the term “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies.
As used in this Agreement, the term “Beneficial Ownership” of “Voting Securities” means ownership of: (i) Voting Securities and (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise).
As used in this Agreement, the term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

4.
Until the end of the Standstill Period, the Taikang Affiliates shall cause all Voting Securities owned by them directly or indirectly, whether owned of record or Beneficially Owned, as of the record date for any annual or special meeting of stockholders or in connection with any solicitation of shareholder action by written consent (each a “Shareholders Meeting”) within the Standstill Period, in each case that are entitled to vote at any such Shareholders Meeting, to be present for quorum purposes and to be voted, at all such Shareholders Meetings or at any adjournments or postponements thereof, for all directors nominated by the Board for election at such Shareholders Meeting.

3.
Expiration of the Company’s Obligations.  Notwithstanding anything to the contrary in this Agreement, if at any time after the date hereof, the Taikang Affiliates cease collectively to Beneficially Own an aggregate Net Long Position in at least 3,959,331 shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) of Common Stock as of such date the Company shall have no further obligations under Sections 1 or 2 of this Agreement. Taikang shall keep the Company regularly apprised of the Net Long Position of the Taikang Affiliates to the extent that Taikang is no longer subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such position differs from the ownership positions publicly reported on Taikang’s Schedule 13D and amendments thereto. For purposes of this Agreement: the term “Net Long Position” shall mean such shares of Common Stock Beneficially Owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

4.
Public Announcements. Promptly following the execution of this Agreement, the Company shall consult with Taikang regarding the announcement of this Agreement and the material terms hereof by means of a press release (the “Press Release”) and Form 8-K.  Neither the Company (and the Company shall cause each of its Affiliates, directors and officers not to) nor any Taikang Affiliate shall make or cause to be made any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release or the Company’s Form 8-K, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that Taikang intends to file this Agreement and the agreed-upon Press Release as an exhibit to its Schedule 13D pursuant to an amendment that the Company shall have the opportunity to review in advance. The Company shall have an opportunity to review in advance any Schedule 13D filing made by Taikang with respect to this Agreement.

5.
Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

6.
Representations and Warranties of Taikang. Taikang represents and warrants that, as of the date of this Agreement, (a) Taikang, directly or indirectly through one or more intermediaries, controls China Guardian Auction Co., Ltd.; (b) the Taikang Affiliates Beneficially Own an aggregate of 7,918,661 shares of Common Stock; (c) except for such ownership, the Taikang Affiliates, individually or with other persons, do not have any other Beneficial Ownership of any Voting Securities; and (d) the Taikang Affiliates have a Net Long Position of 7,918,661 shares of Common Stock.

7.
Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

WITHOUT LIMITING THE FOREGOING, EACH OF THE PARTIES HERETO AGREES THAT SERVICE OF PROCESS MAY BE MADE ON TAIKANG BY U.S. REGISTERED MAIL TO THE FOLLOWING ADDRESS:
2711 Centerville Road, Suite 400
Wilmington, DE 19808

OR OTHER MEANS PERMITTED BY LAW.  SERVICE MADE PURSUANT TO THE IMMEDIATELY PRECEDING SENTENCE SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE.

8.
No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

9.
Entire Agreement. This Agreement contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

10.
Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:	Sotheby’s 1334 York Avenue New York, NY 10021 Attention: Jonathan Olsoff, Executive Vice President, Worldwide General Counsel Email: jonathan.olsoff@sothebys.com

With a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attention: John P. Mead Melissa Sawyer Email: meadj@sullcrom.com sawyerm@sullcrom.com if to Taikang:
Taikang Asset Management (Hong Kong) Limited
 RM 4911-4913, 49/F The Center
99 Queen’s Road Central, Sheng Wan
Hong Kong (SAR), People’s Republic of China
Attention:     Yeung Ying Kit
Email:     Nelson_yeung@taikangamc.com.cn

With a copy to (which shall not constitute notice):

Dechert LLP 1900 K Street NW Washington, D.C. 20006 Attention: Karl Egbert Email: Karl.Egbert@Dechert.com

11.
Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.
13.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.
14.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

15.	Fees and Expenses. Neither the Company, on the one hand, nor Taikang, on the other hand, will be responsible for any costs, fees or expenses of the other in connection with this Agreement.
16.
Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

SOTHEBY'S

By:	/s/ Michael Goss
Name: Michael Goss
Title: EVP and Chief Financial Officer

TAIKANG INSURANCE GROUP
By:	/s/ Dongsheng Chen
Name: Dongsheng Chen
Title: Chairman

EXHIBIT E

PRESS RELEASE OF SOTHEBY’S DATED NOVEMBER 7, 2016, ANNOUNCING THE APPOINTMENT OF LINUS CHEUNG TO THE BOARD

EXHIBIT F

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS BY THE REPORTING PERSON

No transactions in the Shares have been effected by the Reporting Person or to the best knowledge of the Reporting Person, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Person during the last sixty days except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Trade Date	No. of Shares	Average Price Per Share ($)

Taikang Insurance Group, Inc.	Purchase	11/09/2016	21,000	35.1519